UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 31, 2011.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2010 RESULTS

Highlights

•	Golar LNG reports consolidated net income of $4.7 million and consolidated operating income of $15.0 million for the fourth quarter of 2010
•	Golar LNG announces a cash dividend of $0.25 cents per share together with an extraordinary dividend of $0.05 cents per share
•	West Java FSRU project progressing well
•	FSRU market activity remains strong with Golar short listed for a number of projects.
•	Golar Energy charters out 4 vessels at attractive rates for periods between 12 and 18 months

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net income of $4.7 million and consolidated operating income of $15.0 million for the three months ended December 31, 2010 (the “fourth quarter”).

Revenues in the fourth quarter decreased to $64.6 million as compared to $70.4 million for the third quarter of 2010 (the “third quarter”). The reduction was primarily due to no revenue in the fourth quarter for the Gimi and Khannur the charters for which ended in the third quarter. However, this was partly offset by an improved performance from the vessels operating in the sport market. Overall utilisation for the fourth quarter has significantly improved up at 95% as compared to 83% for the third quarter. Fourth quarter average daily time charter equivalents (“TCEs”) also increased to $74,206 compared to third quarter TCE of $63,110.

Voyage expenses were $5.4 million lower than the third quarter due to the redelivery of the Ebisu to owners at the end of the third quarter thereby reducing charter-in costs. Operating expenses were increased by $2.6 million from the third quarter partly as a result of costs associated with the one-off cost of changeover to new crewing managers, Golar Wilhelmsen, on some vessels.

The other operating expense of $2.9 million represents realised losses on physical cargo trades, financial derivative contracts and proprietary trades transacted by Golar Commodities that primarily relate to cargo transactions entered into in the third quarter.

The impairment of $4.5 million of long term investments and assets represents a write down of the Company’s cost of investment in TORP LNG AS and a write down in respect of certain FSRU equipment originally acquired in 2007 and prior.

Net interest expense for the fourth quarter at $7.1 million was down slightly from $7.7 million in the third quarter.

Other financial items have decreased to a loss of $8.3 million for the fourth quarter from a loss of $10.8 million in the third quarter. A non-cash gain of $6.5 million on revaluation of interest rate swaps has been partly offset by interest paid in respect of interest rate swaps of $3.3 million not designated as hedging instruments. Other financial items also include expenses, termination costs and the write-off of deferred

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charges of approximately $13 million associated with restructuring of certain lease arrangements as noted below.

The Company has entered into arrangements during the quarter to end the leasing arrangements in respect of the Freeze, Spirit, Hilli, Gimi and Khannur via the acquisition of the companies that lease the vessels to Golar. The lease obligation and the related restricted cash have therefore been removed from the Company’s balance sheet. The arrangement gave rise to a tax benefit for the group. This benefit has been deferred and will be amortised over the remaining life of the vessels. Fees and expenses associated with the various arrangements together with termination costs have been charged to the income statement and the cost of acquiring the non-controlling interests in the various companies has been charged to stockholders equity as a purchase of non-controlling interests. The overall cash effect is positive to the Company and is expected to result in a net cash benefit of approximately $15 million.

The net gain on sale of investee of $2.4 million represents the sale of Golar Energy’s remaining 7.1 million LNG Limited shares for a total consideration of $4.2 million.

For the twelve months ended December 31, 2010 Golar reports net income of $0.4 million, operating income of $60.2 million and operating revenues of $244 million as compared to, a net income of $23 million, operating income of $31 million and operating revenues of $216 million for the year ended December 31, 2009. The improved operating income is mainly accounted for by increased revenues from the Golar Freeze and Golar Winter offset in part by lower revenues from spot trading vessels.

Financing, corporate and other matters

In line with the Company’s target dividend level the Board has proposed a cash dividend of $0.25 per share in respect of the fourth quarter of 2010. In addition the Board has, based on the Company’s strong financial position, decided to pay an extraordinary dividend in this quarter of $0.05 per share. The record date for the dividend is March 11, 2011, ex-dividend date is March 9, 2011 and the dividend will be paid on or about March 25, 2011.

In the period from November 2010 to January 2011 a total of 546,834 shares have been issued by the Company in respect of share option exercises. After this issuance the Company’s total number of shares outstanding is 68.1 million. The Company currently owns 145.3 million (61.1%) shares in Golar LNG Energy.

The Company’s long-term contracted vessels, two LNG carriers (Golar Mazo and Methane Princess) and 3 FSRU’s (Golar Spirit, Golar Winter and Golar Freeze) all operated without major issue during the quarter. Golar Freeze has been operating well and has progressed through the commissioning process. Final testing is expected to take place in early April.

The Company’s investment in Golar Energy has developed favourably in the fourth quarter. The share price moved from NOK 8.77 to NOK 12.50, taking the value of the investment up to $310 million as at December 31, 2010. The positive development has continued in 2011 and the value of the investment is as of February 25, 2011 was $462 million. It is Golar LNG’s aim to maximise the value of the controlling stake in Golar Energy over time.

Golar LNG Energy

Shipping

Over the last quarter of 2010, the LNG shipping market tightened dramatically. Surplus tonnage was reduced as new production projects started-up. Charterers have therefore opted to declare any available options, due to option period rate advantage and a need to cover forward positions in a tightening market.

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Vessel availability has now reached a level of tightness not seen in the market for several years. In the spot market, charterers have had to secure tonnage on a round trip cost basis and are currently chartering on a rate nearly three times more than that which existed for summer spot fixtures.

The bullish shipping sentiment is also apparent in mid-term shipping with rates having improved further and a number of vessels, including some of Golar Energy’s vessels, having been fixed on charters of between 12 and 18 months at attractive rates. For Golar Energy this has been an opportunity to lock in cash flow at good rates whilst maintaining exposure to a further improving market in 2012.

Currently available shipping does not necessarily provide the flexibility required to meet charterers needs. Those parties used to fixing short term shipping deals will struggle, particularly during periods of peak demand and instead have to focus on DES deals.

At the quarter-end the fleet stood at 366 vessels including FSRUs and regas vessels with a further 27 on order. The limited order book and the increased production coming on stream in the next few years supports a tight supply / demand balance with interesting opportunities for open shipping capacity.

Regasification

Negotiations are progressing smoothly between Company and Nusantara Regas to finalize the FSRU time charter party for the West Java FSRU project. The project represents Golar’s fourth FSRU project and is for a period of approximately 11 years with an approximate contract value of $500 million. The project scope involves the conversion of Golar Energy’s 1977 built LNG carrier Khannur into an FSRU with 500 MCFD (million cubic feet per day) regasification capacity (approximately 3.8 MTPA) and the provision of associated mooring infrastructure.

Since being selected for the project in October 2010, the Company has entered into a Letter of Intent and Project Continuation Agreement which provide the Company the financial security from Nusantara Regas to proceed with detailed engineering and procurement activities of long lead items in order to maintain the scheduled delivery date while finalizing charter party negotiations.

FSRU and mooring detailed engineering, procurement and construction related activities are well underway. Detailed engineering is progressing according to schedule. The majority of critical long lead items have been ordered.

In general, activity within the FSRU market is becoming more firm. Over the last quarter Golar Energy has been pre-qualified for the both the Medan LNG FSRU project in Indonesia and the Bahrain Petroleum Company (BAPCO) LNG project.

Additionally, a number of discussions are underway with credible project developers with the possibility of new tenders in the coming quarter. Based on the current market the Company believes that it should be in a good position to secure at least one further FSRU contract over the next 12 months.

Golar Commodities

Golar Commodities spot activity during the fourth quarter was limited to residual transactions from its third quarter cargoes as well as building on existing customer relationships and establishing new ones. Golar Commodities continued to actively pursue spot market trades but poor risk and reward characteristics of opportunities during the period hampered further trades. A number of potential transactions involving short and mid-term LNG supply, short and mid-term off-take as well as asset optimization opportunities are currently being advanced. These opportunities would be under non-standard structures for the industry that create value and/or significantly reduce physical and financial risk for Commodities’ prospective customers.

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Given the risks, uncertainties and illiquidity associated with LNG trading, Golar Commodities will take a measured approach to its trading activities; especially during its ramp-up phase. A prudent approach to selecting its initial positions in a highly deliberate manner should ensure more certain success and avoid large risks.

Tremendous expected growth of LNG, though still with significant structural inefficiencies, coupled with the industry achieving a certain critical mass and fungability is providing numerous opportunities to create value and reduce risk for Golar Commodities’ customers. Expected growth of over 60% in LNG volumes over the next decade affords a patient, methodical approach to increasing activity within a highly disciplined framework.

The earnings and prospects of Golar Commodities have been negatively influenced by the tightening of the LNG shipping market. However, the Board still sees good opportunities for solid economics for longer term cargo deals.

Golar Commodities has recently added shipping exposure with the target of using this capacity to secure cargo trades. Results from this activity should be recognisable in the second quarter of 2011.

Market

Qatar completed two additional liquefaction trains during the quarter and now has a total production capacity of 77 million tonnes per annum (MTPA). Qatar is now the world’s largest LNG supplier but by 2015 increasing coal-bed methane (CBM) projects in Australia should lead incremental supply as Qatari volumes stabilise. In late October, approval was given for two CBM projects led by BG and Santos providing for an additional 16 MTPA to be commissioned by 2015.

In 2011 and 2012 the new Qatari trains will continue to ramp up as will new additions in Angola, Australia (Pluto), Peru, Yemen and Tangguh – which are envisaged to reach full production in 2012. Whilst Nigerian volumes will continue their recovery it is anticipated that Algeria, Egypt, and Indonesia will continue to face production difficulties.

Many of the new LNG projects had contracts to supply the U.S., however the rising importance of shale gas in the U.S. has forced these projects to find new markets for their LNG. This is positive for floating regasification as new markets will need regasification solutions. Shale gas is now also driving potential production projects in the U.S. with existing import facilities now being developed as projects offering bidirectional flow using increased domestic reserves to target more lucrative international LNG markets.

Extreme cold weather in both Northwest Europe and Northeast United States and outages at Bonny, Nigeria, and Hammerfest, Norway, have ensured that demand reached high levels during the fourth quarter in the Atlantic Basin. However, Asian buyers continued to resist increasing bids to compete with Atlantic buyers.

Prices at UK NBP rose past $10 per MMBtu in December on the back of a cold spell that broke records for gas demand. UK LNG terminals reached an all time high, but with temperatures easing, prices softened and demand switched to the Far East. Nonetheless, in the first 15 days of January, an unprecedented 15 cargoes arrived in the UK.

Despite the influence of shale gas production in the U.S. going forward North American markets will continue to be the swing destination for LNG due to the size, liquidity and storage capability that allow it to absorb cargoes on short notice. As new LNG projects come on-stream, U.S. markets will be needed to absorb some of the excess production.

However, there are also strong emerging markets (in Asia and South America for example) that continue to underpin future demand growth. Petrobras imported 36 cargoes last year and in Argentina 11 cargoes will be

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taken over their off-peak period. With the second Argentinean LNG import terminal, Escobar, starting in mid 2011 it is envisaged that ENARSA will need upwards of 50 cargoes for their 2011/12 contract year.

Outlook

The time charter rates achieved for Golar Energy’s four modern LNG vessels will result in a combined annualized EBITDA contribution of all four vessels derived from these time charters of approximately $80 million per annum based on assumed levels of operating cost per year. All four charters have terms which will result in the vessels coming off hire during 2012 when the Company is optimistic that LNG shipping rates will have shown further improvement.

The Company does not foresee any let up in the growth trajectory of potential FSRU projects. Active developments are on-going in literally every corner of the globe. Golar Energy’s FSRU execution model which offers competitive price certainty and fast-track conversions should encourage successful investment decisions for project developers. The strong development in oil prices and the de-linking of oil and gas prices makes gas projects financially very attractive.

In view of the improved market situation Golar has started an evaluation of different growth strategies. This evaluation includes organic growth as well as acquisition of additional capacity. Golar is currently actively looking at several ways to increase the size of the Company. A decision and implementation of this strategy is targeted for the first half of 2011.

The Board is continuously monitoring ways to optimise the financing arrangements of the vessels on long-term charters with the aim of reducing the cost of capital and increasing the return on equity.

One of Golar Energy’s vessels is due to be drydocked in the first quarter of 2011 however earnings from its four modern vessels are expected to be increased from the fourth quarter as they are delivered under their new time charters.

Operating revenues for the five long-term contracted vessels in the first quarter are expected to be in line with the fourth quarter and the Board expects the current dividend rate of $0.25 cents per share per quarter to be sustainable with a potential for possible growth.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and

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deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

February 28, 2011
The Board of Directors Golar
LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar LNG Management Limited - +44 207 063 7900
Graham Robjohns – Chief Executive Officer
Brian Tienzo – Group Financial Controller / Investor Relations

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	2010	2010	2009	2010	2009
INCOME STATEMENT	Oct - Dec	Jul - Sep	Oct - Dec	Jan - Dec	Jan – Dec
(in thousands of $)	unaudited	unaudited	audited	unaudited	audited

Operating revenues	64,615	70,426	65,508	244,045	216,495

Vessel operating expenses	15,180	12,596	14,925	52,910	60,709
Voyage expenses	3,172	8,545	7,175	32,311	39,463
Administrative expenses	7,455	7,752	5,699	22,832	19,958
Depreciation and amortisation	16,432	16,683	17,009	65,076	63,482
Impairment of long-lived assets and investments	4,500	-	1,500	4,500	1,500
Total operating expenses	46,739	45,576	46,308	177,629	185,112

Other operating expenses	(2,862)	(3,369)	-	(6,230)	-

Operating income	15,014	21,481	19,200	60,186	31,383

Gain on sale of available for sale securities	2,379	397	-	4,196	-

Financial income (expenses)
Interest income	401	1,475	1,641	4,290	11,710
Interest expense	(7,474)	(9,143)	(8,698)	(32,654)	(43,898)
Other financial items	(8,314)	(10,820)	2,546	(38,597)	30,496
Net financial expenses	(15,387)	(18,488)	(4,511)	(66,961)	(1,692)

Income before taxes, equity in net earnings of associates and non-controlling interests	2,006	3,390	14,689	(2,579)	29,691
Taxes	94	(621)	(903)	(1,427)	(1,643)
Equity in net earnings of investees	(356)	(354)	(2,549)	(1,435)	(4,902)
Gain on sale of investee	-	-	8,355	-	8,355
Net income (loss)	1,744	2,415	19,592	(5,441)	31,501
Net loss/(income) attributable to non-controlling interest	2,970	1,716	(2,231)	5,825	(8,419)
Net income attributable to Golar LNG Ltd	4,714	4,131	17,361	384	23,082

Basic earnings per share ($)	$0.07	$0.06	$0.26	$0.01	$0.34

The accompanying notes are an integral part of this condensed consolidated interim financial information.

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	2010	2010	2009	2010	2009
Statement of Comprehensive Income	Oct - Dec	Jul - Sep	Oct - Dec	Jan - Dec	Jan - Dec
(in thousands of $)	unaudited	unaudited	audited	unaudited	audited

Net income / (loss) attributable to Golar LNG Limited	4,714	4,131	17,361	384	23,082

Other comprehensive (loss) income, net of tax:
Losses associated with pensions	(94)	-	(3,468)	(95)	(3,455)
Unrealized gains / (losses) on marketable securities held by the Company and investee	(1,087)	1,102	9,942	(9,940)	9,942
Unrealized net (loss) / gain on qualifying cash flow hedging instruments	6,250	(4,673)	3,576	(8,579)	11,615

Other comprehensive income (loss)	5,069	(3,571)	10,050	(18,614)	18,102

Comprehensive income (loss)	9,783	560	27,411	(18,230)	41,184

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited	8,516	998	24,298	(14,107)	38,902

Non-controlling interest share of other comprehensive (loss) / income	1,267	(438)	3,113	(4,123)	2,282

	9,783	560	27,411	(18,230)	41,184

The accompanying notes are an integral part of this condensed consolidated interim financial information.

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	2010	2010	2009
BALANCE SHEET	Dec-31	Sep-30	Dec-31
(in thousands of $)	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	164,717	87,186	122,231
Restricted cash and short-term investments	21,815	49,531	40,651
Other current assets	17,578	63,012	18,451
Amounts due from related parties	222	656	795
Long-term
Restricted cash	186,041	554,320	594,154
Equity in net assets of non-consolidated investees	20,276	20,525	21,243
Vessels and equipment, net	1,618,803	1,621,652	1,646,059
Other long-term assets	48,320	43,955	48,852
Total assets	2,077,772	2,440,837	2,492,436

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	105,629	108,279	74,504
Current portion of capital lease obligations	5,766	23,443	8,588
Other current liabilities	134,202	143,171	122,372
Amounts due to related parties	438	618	298
Long-term
Long-term debt	691,549	713,132	707,722
Long-term capital lease obligations	406,109	771,163	844,355
Other long-term liabilities	134,757	73,654	76,413
Equity
Non-controlling interest	188,734	151,780	162,673
Stockholders’ equity	410,588	455,597	495,511

Total liabilities and stockholders’ equity	2,077,772	2,440,837	2,492,436

The accompanying notes are an integral part of this condensed consolidated interim financial information.

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	2010	2010	2009	2010	2009
STATEMENT OF CASH FLOWS	Oct-Dec	July-Sept	Oct-Dec	Jan-Dec	Jan – Dec
(in thousands of $)	unaudited	unaudited	audited	unaudited	audited

OPERATING ACTIVITIES
Net income (loss)	1,744	2,415	19,592	(5,441)	31,501
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortisation	16,432	16,683	17,010	63,487	63,483
Amortisation of deferred charges	72	432	327	1,494	1,280
Loss on termination of leases	7,777	-	-	7,777	-
Gain on sale of investee	-	-	(8,355)	-	(8,355)
Undistributed net earnings of non-consolidated investee	356	354	2,207	1,305	4,559
Drydocking expenditure	-	(43)	(8,134)	(5,780)	(9,807)
Stock-based compensation	513	463	320	1,869	1,689
Gain on available for sale securities	(2,379)	(397)	-	(4,196)	-
Change in market value of equity, interest rate and currency derivatives	(7,986)	705	(8,614)	12,278	-
Gain on termination of equity swap	-	-	-	-	(15,904)
Interest element included in capital lease obligations	275	-	329	762	-
Unrealised foreign exchange (gain) loss	(1,654)	6,122	1,611	(5,180)	12,955
Impairment of long-lived assets	4,500	-	(1,500)	4,500	(1,500)
Change in operating assets and liabilities	41,837	(41,251)	7,379	(23,520)	(36,138)
Net cash provided by (used in) operating activities	61,487	(14,517)	22,172	49,355	43,763

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,470)	(4,113)	(40,196)	(33,927)	(112,945)
Long-term restricted cash	366,096	2,225	150	372,105	18,168
Additions to unlisted investments	(107)	(232)	-	(339)	-
Net proceeds from sale of investments in investees	-	-	11,010	2,713	10,925
Proceeds from disposal of marketable securities	4,238	759	-	4,998	-
Short-term restricted cash and investments	27,716	(6,369)	22,039	19,316	19,701
Proceeds from termination of equity swap	-	-	-	-	7,691
Net cash provided by (used in) investing activities	395,473	(7,730)	(6,997)	364,866	(56,460)

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

STATEMENT OF CASH FLOWS	2010	2010	2009	2010	2009
(in thousands of $)	Oct-Dec	July-Sept	Oct-Dec	Jan-Dec	Jan – Dec
	unaudited	unaudited	audited	unaudited	audited

FINANCING ACTIVITIES
Proceeds from long-term debt	-	-	(20,000)	125,000	44,999
Repayments of long-term capital lease obligation	(342,342)	(5,115)	(1,867)	(354,881)	(6,883)
Repayments of long-term debt	(24,231)	(13,224)	(23,629)	(110,037)	(71,396)
Cash dividends paid	(27,214)	(5,485)	-	(45,761)	-
Acquisition of non-controlling interests	(15,741)	-	-	(15,741)	-
Proceeds from sale of shares in non-controlling interest	5,605	-	-	5,549	-
Financing and debt settlement costs	-	-	-	2,265	-
Dividends paid to non-controlling interests	(1,000)	(1,600)	-	(3,120)	(1,360)

Proceeds from issuance of equity in subsidiaries to non-controlling interest, net of costs paid	-	-	(151)	-	115,392
Proceeds from issuance of equity	3,304	-	-	3,304	-
Proceeds arising from exercise of warrants	18,742	-	-	18,742	-
Payments of incorporation costs	-	(40)	-	(40)	-
Proceeds from disposal of/receipt of treasury shares	3,448	(463)	(1,938)	2,985	(1,938)
Net cash (used in) provided by financing activities	(379,429)	(25,927)	(47,585)	(371,735)	78,814

Net increase/ (decrease) in cash and cash equivalents	77,531	(48,174)	(32,410)	42,486	66,117
Cash and cash equivalents at beginning of period	87,186	135,360	154,641	122,231	56,114
Cash and cash equivalents at end of period	164,717	87,186	122,230	164,717	122,231

The accompanying notes are an integral part of this condensed consolidated interim financial information.

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Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES INEQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non-Controlling Interest	Non-Controlling Interest	Total Stockholders Equity

Balance at December 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	495,511	162,673	658,184

Non-controlling interest's purchase price paid in excess of net assets acquired from parent			(56)				(56)		(56)
Net loss						(4,331)	(4,331)	(2,855)	(7,186)
Incorporation costs			(40)				(40)		(40)
Treasury sharesacquisition								(528)	(528)
Grant of share options			1,356				1,356		1,356
Other comprehensive loss					(18,294)		(18,294)	(5,390)	(23,684)
Non-controlling interests capital contribution								(1,600)	(1,600)
Dividends						(18,549)	(18,549)		(18,549)
Non-controlling interest capital redemption								(520)	(520)

Balance at September 30, 2010	67,577	(6,841)	97,778	200,000	(37,113)	134,196	455,597	151,780	607,377

Net income / (loss)						4,714	4,714	(2,970)	1,744
Treasury shares disposal		4,561				(168)	4,393		4,393
Grant of share options			513				513		513
Other comprehensive income					3,802		3,802	1,267	5,069
Dividends						(61,266)	(61,266)	33,052	(28,214)
Sale of shares in non-controlling interest								5,605	5,605
Exercise of warrants			18,742				18,742		18,742
Exercise of share options	231		(1,081)			610	(240)		(240)
Acquisition of non-controlling interest			(15,667)				(15,667)		(15,667)

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322

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Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1. GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2010, World Shipholding Limited owned 46% (December 31, 2009: 46.18%) of Golar.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2009.

Certain amounts reported in prior periods have been reclassified to be consistent with the current quarters and years presentation. The company identified line items in the statement of operations with respect to economic hedges that were not presented in accordance with current guidance. Over recent fiscal periods the company entered into a number of interest rate swaps as economic hedges of its debt but elected not to account for the relationships as an effective hedging instrument. Since the swaps are an economic hedge of the debt, the company presented the periodic net settlement on the swaps as interest expense and the remaining changes in the swaps fair value as other financial items. The company should have presented the entire change in fair value of the swaps (including the periodic net settlement amounts) as other financial items to reflect its economic hedging relationship with the debt as speculative/non-hedging in nature. As a result of this misclassification, interest expense has been overstated and correspondingly other financial items understated in respective fiscal periods (Q4 2009: $4.7 million FY 2009: $14 million). The misclassification however nets off within the financial expenses category leaving no impact to net income. There is also no impact on the balance sheet, statement of changing in equity or the statement of cash flow.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2009.

3. DEBT

As of December 31, 2010 and December 31, 2009, the Company had total long-term debt outstanding of $797.2 million and $782.2 million, respectively.

The Company’s capital lease obligations as at December 31, 2010 and December 31, 2009, were $411.9 million and $852.9 million, respectively.

During the year the group restructured the leasing arrangements in respect of the Hilli, Gimi and Khannur and subsequently terminated these arrangements along with those relating to the Spirit and Freeze, by purchasing the variable interest entities which owned these vessels and leased them to Golar. The lease obligations and the related restricted cash deposits have therefore been removed from the group's balance sheet. These arrangements gave rise to certain tax benefits for the group. These benefits have been deferred and will be amortised over the remaining life of the vessels to which they relate.

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Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

Termination costs and arrangement fees associated with the various arrangements have been charged to the income statement and the cost of acquiring the non-controlling interests in the variable interest entities has been charged to stockholders equity.

4. FINANCIAL INSTRUMENTS

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2010 and December 31, 2009 are as follows:

	December 31, 2010		December 31, 2009
	Carrying		Carrying
(in thousands of $)	Value	Fair Value	Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	164,717	164,717	122,231	122,231
Restricted cash and short-term investments	21,815	21,815	40,651	40,651
Long-term restricted cash	186,041	186,041	594,154	594,154
Long-term unlisted investments	7,347	N/a	10,347	N/a
Marketable Securities	-	-	13,458	13,458
Short-term debt – floating	105,629	105,629	74,504	74,504
Long-term debt – floating	691,549	691,549	707,722	707,722
Short-term obligations under capital leases	5,766	5,766	8,588	8,588
Long-term obligations under capital leases	406,109	406,109	844,355	844,355

Derivatives:
Commodity contracts asset	111	111	-	-
Interest rate swaps liability	50,051	50,051	36,354	36,354
Foreign currency swaps liability	26,205	26,205	19,043	19,043

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at December 31, 2010, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value this investment as at December 31, 2010. However, the Company did identified events or changes in circumstances that would indicate the carrying value of its unlisted investment in TORP Technology were not recoverable and wrote off $3 million.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

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Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating (expenses)/income.

The following table summarizes the valuation of the Company’s financial instruments by the guidance on fair value measurement pricing levels as of December 31, 2010:

(in thousands of $)	Quoted market prices in active markets (Level 1)	Significant Other Observable Inputs ( Level 2)	Unobservable inputs not corroborated by market data ( Level 3)	Total
Commodity contracts – asset position	-	-	111	111
Interest rate swaps – liability position	-	50,051	-	50,051
Foreign currency swaps – liability position	-	26,205	-	26,205

The guidance further states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

5. RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

	At Dec 31,	At Dec 31,
(in thousands of $)	2010	2009
Frontline	(278)	488
Ship Finance	124	115
Seatankers	(62)	(106)

	(216)	497

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended December 31, 2010 and December 31, 2009, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $7.8 million and $3.4 million respectively, of which 60% was paid to Golar and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited. World Shipholding Limited is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family.

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Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (cont..)

6. OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

	At Dec 31,	At Dec 31,
(in thousands of $)	2010	2009
Book value of vessels secured against long-term loans and capital leases	1,616,790	1,644,835

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January 1 to December 31, 2010 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first nine months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 31, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer